Lightspeed Announces First Quarter 2024 Financial Results
Total revenue of $209.1 million grew 20% YoY, compared to previously-established outlook of $195 - $200 million
Gross Payment Volume of $5.1 billion increased 56% YoY on total GTV of $23.4 billion
ARPU1 of approximately $383 increased 20% from the same quarter last year
Adjusted EBITDA loss significantly lower than the previously-established outlook
Lightspeed remains on track for Adjusted EBITDA break even or better2 in fiscal 2024
Lightspeed reports in US dollars and in accordance with IFRS.
MONTREAL, August 3, 2023, /GLOBE NEWSWIRE/ - Lightspeed Commerce Inc. ("Lightspeed" or the "Company") (TSX | NYSE: LSPD), the unified POS and payments platform, today announced financial results for the three months ended June 30, 2023.
The culmination of One Lightspeed – bringing our flagship platforms to market – has allowed the Company to hone its focus in this "year of execution," including targeting high GTV customers, accelerating product innovation, and growing revenue from financial services all while pursuing Adjusted EBITDA break even or better2 for the full fiscal year.
"Although it is still early days for Unified Payments, many customers who have adopted Lightspeed Payments are thrilled with the results, which is encouraging as we continue to roll out this initiative globally," said JP Chauvet, CEO of Lightspeed. "Our customers are recognizing that, unlike their experience on legacy systems and outdated terminals, the Lightspeed POS and Payments platform saves them time and money, allowing them to elevate the experience they provide to their customers."
"We switched to Lightspeed Payments because with Lightspeed we’re saving a lot of money in fees and it has made the business much faster, cheaper and easier to operate," explained Melissa Joy Manning, owner and CEO of Melissa Joy Manning jewelry. "We’re also saving a lot of time in the reconciliation process."
"This quarter saw several promising trends continue, all of which are worth highlighting," said Asha Bakshani, CFO of Lightspeed. "Gross Payments Volume showed substantial growth while customer acquisition costs and churn remained in-line with previous quarters. Given this strong start to the fiscal year, I believe we are on course to deliver Adjusted EBITDA break even or better in fiscal 20242 – establishing a strong foundation for durable long-term growth."
First Quarter Financial Highlights
(All comparisons are relative to the three-month period ended June 30, 2022 unless otherwise stated):
•Total revenue of $209.1 million, an increase of 20%
•Transaction-based revenue of $121.0 million, an increase of 32%
•Subscription revenue of $78.7 million, an increase of 7%
•Subscription and transaction-based revenue grew 21% year-over-year to $199.7 million.
•Net loss of ($48.7) million, representing (23.3)% of revenue or ($0.32) per share, as compared to a net loss of ($100.8) million, (58.0)% or ($0.68) per share. After adjusting the net loss by $46.5 million for certain items including share-based compensation, amortization of intangible assets and acquisition-related compensation, the Company delivered an Adjusted Loss3 of ($2.2) million, or ($0.01) per share3 versus ($17.6) million, or ($0.12) per share in 2022
•Adjusted EBITDA3 loss of ($7.0) million, representing (3.4)% of revenue3 versus its previously established Adjusted EBITDA3 loss outlook of ($10.0) million and Adjusted EBITDA3 loss of ($15.6) million or (9.0)% in 2022
1 Excluding Customer Locations attributable to the Ecwid eCommerce standalone product.
2 Financial outlook, please see the section entitled "Financial Outlook Assumptions" in this press release for the assumptions, risks and uncertainties related to Lightspeed's outlook, and the section entitled "Forward Looking Statements".
3Non-IFRS measure or ratio. See the section entitled "None-IFRS Measures and Ratios" and the reconciliation to the most directly comparable IFRS measure or ratio included in this press release.

•As at June 30, 2023, Lightspeed had $780.3 million in cash and cash equivalents
Operational Highlights
•Lightspeed delivered several new product features in the quarter. In Europe, Lightspeed launched its Advanced Insights module, an analytics tool that leverages machine learning to provide unique insights for Lightspeed Restaurant customers while respecting compliance with the General Data Protection Regulation. Lightspeed Capital expanded in new regions including Australia and Quebec, while self-serve Capital was released for all eligible users in Canada. Within our B2B offering, Lightspeed released NuORDER Assortments for Brands in North America and Europe, enabling brands to visualize assortments in the cloud, optimize inventory allocation and identify merchandising gaps. On the Unified Payments front, next-day-payouts are now available to many retail customers using Lightspeed Payments globally.
•Lightspeed's customer base continued to shift towards higher GTV Customer Locations. This resulted in the number of Customer Locations4 with GTV of over $500,000/year5 increasing by 10% year-over-year, and Customer Locations with over $1 million/year5 in GTV increasing by 11% year-over-year. Conversely, the number of Customer Locations processing under $200,000/year5 in GTV decreased on a year-over-year basis. Customer Locations with GTV of over $500,000/year5 have substantially lower risk of churn and higher lifetime value for Lightspeed compared to lower GTV/year customers.
•For the quarter, Lightspeed's customers processed GTV4 of $23.4 billion, up 6% year-over-year. Omni-channel retail and hospitality GTV both grew at approximately the same rates.
•An increasing portion of GTV is being processed through the Company's payments solutions. GPV4 increased 56% to $5.1 billion from $3.3 billion in the same period last year.
•The merchant cash advances balance as of June 30, 2023 increased by $11.1 million, or 37%, from the previous quarter.
•The Company's global scale and impact was highlighted this quarter as Lightspeed announced it had served over 1 billion meals and facilitated over 300 million dining experiences in the twelve month period ended May 2023.
•Notable customer wins include: The Spice & Tea Exchange, a US-based fine spice and herb store which selected Lightspeed's Retail offering for their over 80 franchises; UK-based luxury fragrance and skin care provider, Bath House, with 6 locations has also signed up for Lightspeed Retail; Chef Teo Paul's restaurants, Côte de Boeuf, Hearts Tavern, Le Tambour Tavern and Michelin recommended Union, have chosen Lightspeed Restaurant to support their expansion; March First, with 4 brewery and tasting room locations in Cincinnati is adopting the Lightspeed Restaurant offering; the six location Kickon Group from Australia has also joined with Lightspeed Restaurant; and Cove Cay Golf Course in Florida has signed up for the Lightspeed Golf, Retail, and Restaurant trifecta.
•After the quarter, Lightspeed published its second annual Sustainability Report showcasing how customers leverage Lightspeed technology to transform the world for the better and build vibrant, diverse communities. Key highlights include: the planting of 1.4 million trees through Lightspeed's Carbon Free Dining initiative; working with travel partners to offset over 2 million kilograms of CO2 emissions from business travel; aligning employee wealth creation with the interests of shareholders with approximately 80% of all Fiscal 2023 equity incentive grants being to non-insiders; fostering an inclusive workplace where 86% of Lightspeed's employees reported they feel they can be their authentic self at work; and making strides to increase gender diversity throughout the Company, including achieving approximately 33% representation of women at the executive leadership level.
4 Key Performance Indicator. See "Key Performance Indicators".
5 Excluding Customer Locations and GTV attributable to the Ecwid eCommerce standalone product, Lightspeed Golf and NuORDER by Lightspeed product. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location is actively processing in the last twelve months.

Financial Outlook6
The following outlook supersedes all prior statements made by the Company and is based on current expectations.
The Company's outlook reflects caution on the near term results given the economic climate and its impact on the Company's end markets as well as uncertainty surrounding the impact and timing of the Unified Payments initiative. The Company chose to exercise caution in regards to GTV growth assumptions as it anticipates that many consumers have yet to experience the full impact of rising interest rates. Additionally, Lightspeed expects that revenue growth and Adjusted EBITDA performance will be stronger in the second half of the fiscal year.
Factoring this into consideration, the Company's outlook for the full fiscal year and the second quarter is as follows:
Second Quarter 2024
•Revenue of approximately $210 million - $215 million.
•Adjusted EBITDA loss3 of approximately $4 million.

Fiscal 2024
•Revenue of approximately $875 million - $900 million.
•Break even or better Adjusted EBITDA3 inclusive of the costs incurred for the unified payments initiative.
Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the Company's financial results at 8:00 am ET on Thursday, August 3, 2023. To access the telephonic version of the conference call, visit https://conferencingportals.com/event/rPYvDbSx. After registering, instructions will be shared on how to join the call including dial-in information as well as a unique passcode and registrant ID. At the time of the call, registered participants will dial in using the numbers from the confirmation email, and upon entering their unique passcode and ID, will be entered directly into the conference. Alternatively, the webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Among other things, Lightspeed will discuss quarterly results, financial outlook and trends in its customer base on the conference call and webcast, and related materials will be made available on the Company's website at https://investors.lightspeedhq.com. Investors should carefully review the factors, assumptions and uncertainties included in such related materials.
An audio replay of the call will also be available to investors beginning at approximately 11:00 a.m. Eastern Time on August 3, 2023 until 11:59 p.m. Eastern Time on August 10, 2023, by dialing 800.770.2030 for the U.S. or Canada, or 647.362.9199 for international callers and providing conference ID 74316. In addition, an archived webcast will be available on the Investors section of the Company’s website at https://investors.lightspeedhq.com.
Lightspeed's unaudited condensed interim consolidated financial statements and management's discussion and analysis for the three months ended June 30, 2023 are available on Lightspeed's website at https://investors.lightspeedhq.com and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
6 The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the heading "Forward-Looking Statements" and "Financial Outlook Assumptions" of this press release.

Financial Outlook Assumptions
When calculating the Adjusted EBITDA included in our financial outlook for the second quarter and full year ended March 31, 2024, we considered IFRS measures including revenue, direct cost of revenue, and operating expenses. Our financial outlook is based on a number of assumptions, including assumptions related to inflation, changes in interest rates, consumer spending, foreign exchange rates and other macroeconomic conditions; that the jurisdictions in which Lightspeed has significant operations do not impose strict measures put in place in response to pandemics like the COVID-19 pandemic; requests for subscription pauses and churn rates owing to business failures remain in line with planned levels; our Customer Location count remaining in line with our planned levels (particularly in higher GTV cohorts); revenue streams resulting from certain partner referrals remaining in line with our expectations (particularly in light of our decision to unify our POS and payments solutions, which payments solutions have in the past and may in the future, in some instances, be perceived by certain referral partners to be competing with their own solutions); customers adopting our payments solutions having an average GTV at or above that of our planned levels; accelerated uptake of our payments solutions as compared to prior rates and expectations in connection with our decision to sell our POS and payments solutions as one unified platform; gross margins reflecting this trend in revenue mix; our ability to price our payments solutions in line with our expectations and to achieve suitable margins; our ability to achieve success in the continued expansion of our payments solutions, including as part of our initiative to sell our POS and payments solutions as one unified platform; historical seasonal trends return to certain of our key verticals and impact our GTV and transaction-based revenues; continued success in module adoption expansion throughout our customer base; our ability to derive the benefits we expect from the acquisitions we have completed including expected synergies resulting from the prioritization of our flagship Lightspeed Retail and Lightspeed Restaurant offerings; market acceptance and adoption of our flagship offerings; our ability to attract and retain key personnel required to achieve our plans; our expectations regarding the costs, timing and impact of our cost reduction initiatives; our ability to manage customer churn; and our ability to manage customer discount and payment deferral requests. Our financial outlook does not give effect to the potential impact of acquisitions that may be announced or closed after the date hereof. Our financial outlook, including the various underlying assumptions, constitutes forward-looking information and should be read in conjunction with the cautionary statement on forward-looking information below. Many factors may cause our actual results, level of activity, performance or achievements to differ materially from those expressed or implied by such forward-looking information, including the risks and uncertainties related to: macroeconomic factors affecting small and medium-sized businesses, including inflation, changes in interest rates and consumer spending trends; instability in the banking sector; exchange rate fluctuations; any pandemic such as the COVID-19 pandemic; the Russian invasion of Ukraine and reactions thereto; our inability to attract and retain customers; our inability to increase customer sales; our inability to implement our growth strategy; our inability to continue the acceleration of the global rollout and adoption of our payments solutions, including our initiative to sell our POS and payments solutions as one unified platform; risks relating to our merchant cash advance program and our ability to continue offering merchant cash advances in line with our expectations; our reliance on a small number of cloud service suppliers and suppliers for parts of the technology in our payments solutions; our ability to maintain sufficient levels of hardware inventory; our inability to improve and enhance the functionality, performance, reliability, design, security and scalability of our platform; our ability to prevent and manage information security breaches or other cyber-security threats; our ability to compete against competitors; strategic relations with third parties; our reliance on integration of third-party payment processing solutions; compatibility of our solutions with third-party applications and systems; changes to technologies on which our platform is reliant; our ability to obtain, maintain and protect our intellectual property; risks relating to international operations, sales and use of our platform in various countries; our liquidity and capital resources; pending and threatened litigation and regulatory compliance; changes in tax laws and their application; our ability to expand our sales, marketing and support capability and capacity; our ability to execute on our cost reduction initiatives; and maintaining our customer service levels and reputation. The purpose of the forward-looking information is to provide the reader with a description of management’s expectations regarding our financial performance and may not be appropriate for other purposes.

About Lightspeed
Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks.
Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.
For more information, please visit: www.lightspeedhq.com
On social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter
Non-IFRS Measures and Ratios
The information presented herein includes certain non-IFRS financial measures such as "Adjusted EBITDA", "Adjusted Loss", "Adjusted Cash Flows Used in Operating Activities", "Non-IFRS gross profit", "Non-IFRS general and administrative expenses", "Non-IFRS research and development expenses", and "Non-IFRS sales and marketing expenses" and certain non-IFRS ratios such as "Adjusted EBITDA as a percentage of revenue", "Adjusted Loss per Share - Basic and Diluted", "Non-IFRS gross profit as a percentage of revenue", "Non-IFRS general and administrative expenses as a percentage of revenue", "Non-IFRS research and development expenses as a percentage of revenue", and "Non-IFRS sales and marketing expenses as a percentage of revenue".These measures and ratios are not recognized measures and ratios under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures and ratios presented by other companies. Rather, these measures and ratios are provided as additional information to complement those IFRS measures and ratios by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures and ratios should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures and ratios are used to provide investors with supplemental measures and ratios of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures and ratios in the evaluation of issuers. Our management also uses non-IFRS measures and ratios in order to facilitate operating performance comparisons from period to period, to prepare operating budgets and forecasts and to determine components of management compensation.
"Adjusted EBITDA" is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, foreign exchange gains and losses, transaction-related costs, restructuring, litigation provisions and goodwill impairment. We believe that Adjusted EBITDA provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
"Adjusted EBITDA as a percentage of revenue" is calculated by dividing our Adjusted EBITDA by our total revenue. We believe that Adjusted EBITDA as a percentage of revenue provides a useful supplemental measure of the Company’s operating performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.

"Adjusted Loss" is defined as net loss excluding amortization of intangibles, as adjusted for share-based compensation and related payroll taxes, compensation expenses relating to acquisitions completed, transaction-related costs, restructuring, litigation provisions, deferred income taxes and goodwill impairment. We use this measure as we believe excluding amortization of intangibles and certain other non-cash or non-operational expenditures provides a helpful supplementary indicator of our business performance as it allows for more accurate comparability across periods.
"Adjusted Loss per Share - Basic and Diluted" is defined as Adjusted Loss divided by the weighted average number of common shares (basic and diluted). We use Adjusted Loss per Share - Basic and Diluted to provide a helpful supplemental indicator of the performance of our business on a per share (basic and diluted) basis.
"Adjusted Cash Flows Used in Operating Activities" is defined as cash flows used in operating activities as adjusted for the payment of payroll taxes on share-based compensation, the payment of compensation expenses relating to acquisitions completed, the payment of transaction-related costs, the payment of restructuring costs, the payment of amounts related to litigation provisions net of amounts received as insurance and indemnification proceeds and the payment of amounts related to capitalized internal development costs. We use this measure as we believe including or excluding certain inflows and outflows provides a helpful supplemental indicator to investors on our business performance in regard to the Company's ability to generate cash flows.
"Non-IFRS gross profit" is defined as gross profit as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS gross profit as a percentage of revenue" is calculated by dividing our Non-IFRS gross profit by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our business performance in regard to the Company's performance and profitability.
"Non-IFRS general and administrative expenses" is defined as general and administrative expenses as adjusted for share-based compensation and related payroll taxes, transaction-related costs and litigation provisions. We use this measure as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS general and administrative expenses as a percentage of revenue" is calculated by dividing our Non-IFRS general and administrative expenses by our total revenue. We use this ratio as we believe excluding certain charges provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses" is defined as research and development expenses as adjusted for share-based compensation and related payroll taxes. We use this measure as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS research and development expenses as a percentage of revenue" is calculated by dividing our Non-IFRS research and development expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes provides a helpful supplemental indicator to investors on our operating expenditures.
"Non-IFRS sales and marketing expenses" is defined as sales and marketing expenses as adjusted for share-based compensation and related payroll taxes and transaction-related costs. We use this measure as we believe excluding share-based compensation and related payroll taxes and transaction-related costs provides a helpful supplemental indicator to investors on our operating expenditures.

"Non-IFRS sales and marketing expenses as a percentage of revenue" is calculated by dividing our Non-IFRS sales and marketing expenses by our total revenue. We use this ratio as we believe excluding share-based compensation and related payroll taxes and transaction-related costs provides a helpful supplemental indicator to investors on our operating expenditures.
See the financial tables below for a reconciliation of the non-IFRS financial measures and ratios.
Key Performance Indicators
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures and ratios. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.
Average Revenue Per User. "Average Revenue Per User" or "ARPU" represents the total subscription revenue and transaction-based revenue of the Company in the period divided by the number of Customer Locations of the Company in the period. We use this measure as we believe it provides a helpful supplemental indicator of our progress in growing the revenue that we derive from our customer base. For greater clarity, the number of Customer Locations of the Company in the period is calculated by taking the average number of Customer Locations throughout the period.
Customer Locations. "Customer Location" means a billing merchant location for which the term of services have not ended, or with which we are negotiating a renewal contract, and, in the case of NuORDER, a brand with a direct or indirect paid subscription for which the terms of services have not ended or in respect of which we are negotiating a subscription renewal. A single unique customer can have multiple Customer Locations including physical and eCommerce sites and in the case of NuORDER, multiple subscriptions. We use this measure as we believe that our ability to increase the number of Customer Locations with a high GTV per year served by our platform is an indicator of our success in terms of market penetration and growth of our business. A Customer Location's GTV per year is calculated by annualizing the GTV for the months in which the Customer Location was actively processing in the last twelve months.
Gross Payment Volume. "Gross Payment Volume" or "GPV" means the total dollar value of transactions processed, excluding amounts processed through the NuORDER solution, in the period through our payments solutions in respect of which we act as the principal in the arrangement with the customer, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe that growth in our GPV demonstrates the extent to which we have scaled our payments solutions. As the number of Customer Locations using our payments solutions grows, particularly those with a high GTV, we will generate more GPV and see higher transaction-based revenue. We have excluded amounts processed through the NuORDER solution from our GPV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.
Gross Transaction Volume. "Gross Transaction Volume" or "GTV" means the total dollar value of transactions processed through our cloud-based software-as-a-service platform, excluding amounts processed through the NuORDER solution, in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We use this measure as we believe GTV is an indicator of the success of our customers and the strength of our platform. GTV does not represent revenue earned by us. We have excluded amounts processed through the NuORDER solution from our GTV because they represent business-to-business volume rather than business-to-consumer volume and we do not currently have a robust payments solution for business-to-business volume.

Forward-Looking Statements
This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook (including revenue and Adjusted EBITDA), and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding: our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate; macroeconomic conditions such as increasing inflationary pressures, interest rates, instability in the banking sector and global economic uncertainty; our expectations regarding the costs, timing and impact of our cost reduction initiatives; events such as the Russian Invasion of Ukraine; and expectations regarding industry and consumer spending trends, our growth rates, the achievement of advances in and expansion of our platform, our revenue and the revenue generation potential of our payment-related and other solutions, the impact of our decision to sell our POS and payments solutions as one unified platform, our gross margins and future profitability, acquisition outcomes and synergies, the impact of pending and threatened litigation, the impact of foreign currency fluctuations on our results of operations, our business plans and strategies and our competitive position in our industry, is forward-looking information.
In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “suggests”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates” or “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.
Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date of such forward-looking information. Forward-looking information is subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including the risk factors identified in our most recent Management’s Discussion and Analysis of Financial Condition and Results of Operations, under “Risk Factors” in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. You should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

Contacts:
Asha Bakshani
Chief Financial Officer
Gus Papageorgiou
Head of Investor Relations
investorrelations@lightspeedhq.com
SOURCE Lightspeed Commerce Inc.

Condensed Interim Consolidated Statements of Loss and Comprehensive Loss (expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended June 30,
	2023	2022
	$	$
Revenues
Subscription	78,727	73,560
Transaction-based	120,970	91,524
Hardware and other	9,389	8,798

Total revenues	209,086	173,882

Direct cost of revenues
Subscription	19,340	20,423
Transaction-based	89,019	62,901
Hardware and other	12,822	13,033

Total cost of revenues	121,181	96,357

Gross profit	87,905	77,525

Operating expenses
General and administrative	24,944	30,239
Research and development	34,035	35,636
Sales and marketing	55,288	68,645
Depreciation of property and equipment	1,457	1,221
Depreciation of right-of-use assets	2,230	2,047
Foreign exchange loss	671	443
Acquisition-related compensation	2,545	17,103
Amortization of intangible assets	24,505	25,876
Restructuring	472	1,207

Total operating expenses	146,147	182,417

Operating loss	(58,242)	(104,892)

Net interest income	10,362	2,007

Loss before income taxes	(47,880)	(102,885)

Income tax expense (recovery)
Current	1,215	264
Deferred	(392)	(2,353)

Total income tax expense (recovery)	823	(2,089)

Net loss	(48,703)	(100,796)

Other comprehensive income (loss)

Items that may be reclassified to net loss
Foreign currency differences on translation of foreign operations	(600)	(8,833)
Change in net unrealized gain (loss) on cash flow hedging instruments, net of tax	978	(719)

Total other comprehensive income (loss)	378	(9,552)

Total comprehensive loss	(48,325)	(110,348)

Net loss per share – basic and diluted	(0.32)	(0.68)

Weighted average number of Common Shares – basic and diluted	152,523,457	148,973,294

Condensed Interim Consolidated Balance Sheets (expressed in thousands of US dollars, unaudited)

	As at
	June 30, 2023	March 31, 2023
Assets	$	$

Current assets
Cash and cash equivalents	780,277	800,154
Trade and other receivables	81,965	84,334
Inventories	14,649	12,839
Other current assets	39,306	37,005

Total current assets	916,197	934,332

Lease right-of-use assets, net	18,991	20,973
Property and equipment, net	19,094	19,491
Intangible assets, net	289,192	311,450
Goodwill	1,350,070	1,350,645
Other long-term assets	34,824	31,540
Deferred tax assets	372	301

Total assets	2,628,740	2,668,732

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	60,744	68,827
Lease liabilities	6,770	6,617
Income taxes payable	3,102	6,919
Deferred revenue	67,474	68,094

Total current liabilities	138,090	150,457

Deferred revenue	1,283	1,226
Lease liabilities	17,693	18,574
Other long-term liabilities	1,170	1,026

Total liabilities	158,236	171,283

Shareholders’ equity
Share capital	4,320,976	4,298,683
Additional paid-in capital	197,109	198,022
Accumulated other comprehensive loss	(2,679)	(3,057)
Accumulated deficit	(2,044,902)	(1,996,199)

Total shareholders’ equity	2,470,504	2,497,449

Total liabilities and shareholders’ equity	2,628,740	2,668,732

Condensed Interim Consolidated Statements of Cash Flows (expressed in thousands of US dollars, unaudited)

	Three months ended June 30,
	2023	2022
Cash flows from (used in) operating activities	$	$
Net loss	(48,703)	(100,796)
Items not affecting cash and cash equivalents
Share-based acquisition-related compensation	2,469	15,598
Amortization of intangible assets	24,505	25,876
Depreciation of property and equipment and lease right-of-use assets	3,687	3,268
Deferred income taxes	(392)	(2,353)
Share-based compensation expense	17,823	38,528
Unrealized foreign exchange loss	322	254
(Increase)/decrease in operating assets and increase/(decrease) in operating liabilities
Trade and other receivables	2,628	(4,921)
Inventories	(1,810)	(1,035)
Other assets	(3,940)	1,931
Accounts payable and accrued liabilities	(8,172)	(7,876)
Income taxes payable	(3,817)	(75)
Deferred revenue	(563)	220
Other long-term liabilities	235	(26)
Net interest income	(10,362)	(2,007)

Total operating activities	(26,090)	(33,414)

Cash flows from (used in) investing activities
Additions to property and equipment	(1,070)	(3,080)
Additions to intangible assets	(2,285)	(603)
Purchase of investments	—	(820)
Interest income	10,496	2,311

Total investing activities	7,141	(2,192)

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	1,217	552
Share issuance costs	(76)	—
Payment of lease liabilities net of incentives and movement in restricted lease deposits	(2,066)	(2,092)
Financing costs	—	(270)

Total financing activities	(925)	(1,810)

Effect of foreign exchange rate changes on cash and cash equivalents	(3)	(1,449)

Net decrease in cash and cash equivalents during the period	(19,877)	(38,865)

Cash and cash equivalents – Beginning of period	800,154	953,654

Cash and cash equivalents – End of period	780,277	914,789

Interest paid to financial institutions	—	270
Income taxes paid	5,067	11

Reconciliation from IFRS to Non-IFRS Results Adjusted EBITDA (expressed in thousands of US dollars, except percentages, unaudited)

	Three months ended June 30,

	2023	2022
	$	$

Net loss	(48,703)	(100,796)
Net loss as a percentage of revenue	(23.3)%	(58.0)%
Share-based compensation and related payroll taxes(1)	18,733	38,302
Depreciation and amortization(2)	28,192	29,144
Foreign exchange loss(3)	671	443
Net interest income(2)	(10,362)	(2,007)
Acquisition-related compensation(4)	2,545	17,103
Transaction-related costs(5)	609	2,174
Restructuring(6)	472	1,207
Litigation provisions(7)	9	918
Income tax expense (recovery)	823	(2,089)

Adjusted EBITDA	(7,011)	(15,601)

Adjusted EBITDA as a percentage of revenue	(3.4)%	(9.0)%
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months ended June 30, 2023, share-based compensation expense was $17,823 (June 2022 - expense of $38,528), and related payroll taxes were an expense of $910 (June 2022 - recovery of $226). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)In connection with the accounting standard IFRS 16 - Leases, for the three months ended June 30, 2023, net loss includes depreciation of $2,230 related to right-of-use assets, interest expense of $287 on lease liabilities, and excludes an amount of $2,066 relating to rent expense ($2,047, $271, and $2,092, respectively, for the three months ended June 30, 2022).
(3)These non-cash losses relate to foreign exchange translation.
(4)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(5)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(6)During the fiscal year ended March 31, 2023, certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(7)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These amounts are included in general and administrative expenses.

Reconciliation from IFRS to Non-IFRS Results (continued)
Adjusted Loss and Adjusted Loss per Share - Basic and Diluted
(expressed in thousands of US dollars, except number of shares and per share amounts, unaudited)

	Three months ended June 30,

	2023	2022
	$	$

Net loss	(48,703)	(100,796)
Share-based compensation and related payroll taxes(1)	18,733	38,302
Amortization of intangible assets	24,505	25,876
Acquisition-related compensation(2)	2,545	17,103
Transaction-related costs(3)	609	2,174
Restructuring(4)	472	1,207
Litigation provisions(5)	9	918
Deferred income tax recovery	(392)	(2,353)

Adjusted Loss	(2,222)	(17,569)

Weighted average number of Common Shares – basic and diluted(6)	152,523,457	148,973,294

Net loss per share – basic and diluted	($0.32)	($0.68)
Adjusted Loss per Share – Basic and Diluted	($0.01)	($0.12)
(1)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months ended June 30, 2023, share-based compensation expense was $17,823 (June 2022 - expense of $38,528), and related payroll taxes were an expense of $910 (June 2022 - recovery of $226). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(2)These costs represent a portion of the consideration paid to acquired businesses that is contingent upon the ongoing employment obligations for certain key personnel of such acquired businesses, and/or on certain performance criteria being achieved.
(3)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(4)During the fiscal year ended March 31, 2023, certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(5)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These amounts are included in general and administrative expenses.
(6)In periods where we reported an Adjusted Loss, as a result of the Adjusted Losses incurred, all potentially-dilutive shares have been excluded from the calculation of Adjusted Loss per Share - Diluted because including them would be anti-dilutive. Adjusted Loss per Share - Diluted is the same as Adjusted Loss per Share - Basic in these periods where we incurred an Adjusted Loss.

Reconciliation from IFRS to Non-IFRS Results (continued) Adjusted Cash Flows Used in Operating Activities (expressed in thousands of US dollars, unaudited)

	Three months ended June 30,

	2023	2022
	$	$

Cash flows used in operating activities	(26,090)	(33,414)
Payroll taxes related to share-based compensation(1)	334	73
Transaction-related costs(2)	680	5,044
Restructuring(3)	830	583
Litigation provisions(4)	76	2,159
Capitalized internal development costs(5)	(2,285)	(603)

Adjusted Cash Flows Used in Operating Activities	(26,455)	(26,158)
(1)These amounts represent the cash inflow and outflow of payroll taxes on our issued stock options and other awards under our equity incentive plans to our employees and directors.
(2)These amounts represent the cash outflows, and inflows due to timing differences, related to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred.
(3)During the fiscal year ended March 31, 2023, certain functions and the associated management structure were reorganized to realize synergies and ensure organizational agility. The expenses associated with this reorganization were recorded as a restructuring charge.
(4)These amounts represent the cash inflow and outflow in respect of provisions taken, and other costs such as legal fees incurred, in respect of certain litigation matters, net of amounts received as insurance and indemnification proceeds. These cash inflows and outflows do not include cash inflows and outflows in respect of litigation matters of a nature that we consider normal to our business.
(5)These amounts represent the cash outflows associated with capitalized internal development costs. These amounts are included within the cash flows used in investing activities section of the unaudited condensed interim consolidated statements of cash flows. If these costs were not capitalized as an intangible asset, they would be part of our cash flows used in operating activities.

Reconciliation from IFRS to Non-IFRS Results (continued) (In thousands of US dollars, except percentages, unaudited)

	Three months ended June 30,
	2023	2022
	$	$
Gross profit	87,905	77,525
% of revenue	42.0%	44.6%
add: Share-based compensation and related payroll taxes(3)	1,853	2,246

Non-IFRS gross profit(1)	89,758	79,771
Non-IFRS gross profit as a percentage of revenue(2)	42.9%	45.9%

General and administrative expenses	24,944	30,239
% of revenue	11.9%	17.4%
less: Share-based compensation and related payroll taxes(3)	6,181	10,085
less: Transaction-related costs(4)	609	1,861
less: Litigation provisions(5)	9	918

Non-IFRS general and administrative expenses(1)	18,145	17,375
Non-IFRS general and administrative expenses as a percentage of revenue(2)	8.7%	10.0%

Research and development expenses	34,035	35,636
% of revenue	16.3%	20.5%
less: Share-based compensation and related payroll taxes(3)	8,376	10,885

Non-IFRS research and development expenses(1)	25,659	24,751
Non-IFRS research and development expenses as a percentage of revenue(2)	12.3%	14.2%

Sales and marketing expenses	55,288	68,645
% of revenue	26.4%	39.5%
less: Share-based compensation and related payroll taxes(3)	2,323	15,086
less: Transaction-related costs(4)	—	313

Non-IFRS sales and marketing expenses(1)	52,965	53,246
Non-IFRS sales and marketing expenses as a percentage of revenue(2)	25.3%	30.6%
(1)This is a Non-IFRS measure. See “Non-IFRS Measures and Ratios”.
(2)This is a Non-IFRS ratio. See “Non-IFRS Measures and Ratios”.
(3)These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our equity incentive plans to our employees and directors, and cash related payroll taxes given that they are directly attributable to share-based compensation; they can include estimates and are therefore subject to change. For the three months ended June 30, 2023, share-based compensation expense was $17,823 (June 2022 - expense of $38,528), and related payroll taxes were an expense of $910 (June 2022 - recovery of $226). These amounts are included in direct cost of revenues, general and administrative expenses, research and development expenses and sales and marketing expenses (see note 6 of the unaudited condensed interim consolidated financial statements for additional details).
(4)These expenses relate to professional, legal, consulting, accounting, advisory, and other fees relating to our public offerings and acquisitions that would otherwise not have been incurred. These costs are included in general and administrative expenses and sales and marketing expenses.
(5)These amounts represent provisions taken and other costs, such as legal fees, incurred in respect of certain litigation matters, net of amounts covered by insurance and indemnifications. These amounts do not include provisions taken and other costs incurred in respect of litigation matters of a nature that we consider normal to our business. These amounts are included in general and administrative expenses.